GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended December 31, 2008

February 26, 2009

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp. The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP. On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996. On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share. The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF. On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 1128 - 789 West Pender Street, Vancouver, BC, V6C 1H2.

Business of the Company

Globetech’s principal business activities include website service business, and the retention of an interest in a mineral property.

Website Development

Globetech wants to provide on-demand 100% web-based VOIP (Voice Over IP) portal/service that operates on the Peer-to-Peer principle with a real-time location based portal built around the core converged VOIP/VIDEO service. Globetech wants to provide online-members a way to communicate globally with their peers in real-time via a single portal. In addition reports can be generated to record time, location and other data for management purposes. Other organizations can also benefit from the competitive advantage of the resale of critically needed value added Sales or e-Learning tools to their entire customer or salesperson base. Globetech will sell its services by building a distribution network with channel partners.

Globetech’s business model is based on 4 integral components: (1) Browser-Based Peer-to-Peer VOIP, (2) low cost subscription based post-payment Billing Method, (3) incentivised 2 tier global channel partner network accessing untapped vertical markets, and (4) First ever real-time Portal & Social Community Networks built around the core browser-based Peer-to-Peer VOIP service that allows account reports.

A Peer-to-Peer VOIP service embedded in a browser places on-demand globally accessible VOIP service via any computer. It also provides a portal environment built around it with a push of location based travel & accommodation services for leisure and business purposes. Ultimately, Globetech is designing a 100% embedded dialler inside a web browser making both VOICE/VIDEO (plus other services such as SMS & file sharing) accessible as well as real-time portal services to anyone in a non-invasive manner to any network or computer. Uniquely, the billing system allows users to track all VOIP, pay-per-use services, value-added services, & real-time portal services to their global account on a per-use basis. Therefore any subscriber can use any “connected” computer to make & receive long-distance calls, and use their subscription account to track a number of activities.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended December 31, 2008

Globetech has launched a beta version of its dating site under the website name: “matingcall.com”. This site is operational with some of its features installed. The purpose is to debug the site and also populate it. Population of the site will require a marketing budget which the Company is developing. The Company does not believe organic growth will produce any significant results.

The VOIP component of the dating site is operational. Some echo problems have occurred that required a software rewrite. Globetech has two servers located at Peer One in Vancouver, British Columbia and is installing additional servers in Poland. The Company believes the additional servers will also reduce echo issues.

The Company is working on a SMS system presently to interact with the dating site and cell phone technology.

Revenue is projected from advertising hits and SMS. No projections are available yet.

During 2008, the Company entered into an agreement to license proprietary website software. The terms are as follow:

(a)	cash consideration of $125,000 ($40,416 paid)
(b)	issuance of 6 million of shares (issued); and
(c)	a maintenance fee of $6,000 per month

Additional development services are billed at cost plus 20%.

Resource Properties

On February 28, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon. The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. The qualified person as defined by NI 43-101 for this news release is John Kowalchuk, P.Geo. Exploration Manager.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended December 31, 2008

On November 13, 2007, the Company announced that it had entered into an option agreement with Forbes and Manhattan B.C. Ltd. ("Manhattan"). Under this agreement Manhattan may earn a 65% interest in the Gladys Lake molybdenum property by incurring $1.0 million in exploration and development expense and making cash payments to the vendor. Globetech will continue to issue shares to the vendor as previously agreed.

During 2008, the Company paid $NIL (2007 - $NIL) and issued an additional 100,000 (2007 -50,000) shares. Under the option agreement with Manhattan, the Company no longer needs to make cash payments to the vendor.

The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia. The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and geochemical surveys, trenching and 726 metres of diamond drilling were completed. The drill results were not documented for assessment work. In 1978, Quest Explorations Ltd. recovered the drill core, logged and assayed the core. The results are shown in the table below.

The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group. These rocks are intruded by small bodies of Late Mesozoic alaskite. The alaskite consists of a ring-dyke complex exposed at higher elevations and a probable large stock-like body at depth. Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks. The alaskite complex has an outer diameter ranging from 500 m (1600 feet) to 700 m (2300 feet).

The hornfelsed and altered zones are both roughly centered about the alaskite outcrop. The hornfels measures approximately 3500 m (11,500 feet) and 2000 m (6,600 feet) respectively. The wallrock alteration zone lies within the hornfelsed zone and has an elliptical shape with the long axis being approximately 2500 m (8200 feet) and the short axis being 1500 m (5000 feet). The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite. Veins commonly range from 1/8 in to ¾ in wide and are relatively continuous and sharp walled. The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex.

Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed Molybdenite occurs as medium grained flakes, books and rosettes along margins of quartz veins within the stockwork zone and in most of the stringer zones. Also fine-grained molybdenite occurs along dry fractures within the stockwork zone.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended December 31, 2008

The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet). This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.

Surface rock sampling from outcrop and trenching gave range from 0.02% to 0.05% MoS2. Core sampling, supervised by R.H. Seraphim, Ph.D., P.Eng. in 1978, gave the following values:

Hole 1	220’ to 401’	181’	0.110% MoS2
Hole 2	200’ to 586’	386’	0.089% MoS2
Hole 3	72’ to 175’	103’	0.051% MoS2
	332’ to 490’	158’	0.022% MoS2
Hole 4	not sampled
Hole 5	520’ to 556’	36’	0.087% MoS2

These drill hole assays are historical data and have not been verified by the Company’s qualified person and are not 43-101 compliant. They were obtained from the assessment records held by the Government of British Columbia and the reputation of the Geologist R. H. Seraphim would suggest that it is reliable, however because it was not completed under the rigors of NI 43-101 it must only be viewed as historical data. The Company will be contracting an independent Qualified Person to visit the property and prepare a NI 43-101 report on the project.

The Gladys Lake property hosts a molybdenum deposit similar in tenor and size to the Adanac Deposit to the south. The property has an excellent anomalous soil footprint and weakly mineralized surface showings of molybdenite. Limited diamond drilling suggests that the grade of the mineralization is similar to that at Adanac with grades ranging from 0.05 to 0.1% MoS2.

Selected Annual Information

The following information is derived from the financial statements of the Company for each of the three years ended September 30, 2008, 2007 and 2006.

	Year Ended, September 30, 2008	Year Ended, September 30, 2007	Year Ended, September 30, 2006
Total Revenues	$NIL	$NIL	$NIL
Net loss	(518,856)	(600,851)	(507,426)
Net income (loss) per share, basic and fully diluted	(0.02)	(0.03)	(0.03)
Total Assets	852,889	107,926	83,482
Long Term Liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL
Number of securities outstanding	32,030,363	20,321,879	15,640,751

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended December 31, 2008

Results of Operations

For the three months ended December 31, 2008, the Company had a net loss of $52,507 compared to a net loss of $175,072 for the previous comparative period, a decrease of 70.0% . Without the stock-based compensation expense, the net loss increased 16.4% as compared to the three months ended December 31, 2007. The main difference were decrease of consulting fees, increase of office and miscellaneous, and website development expense. Consulting fees were down as a result of efforts focused on the dating website business. Reclassification of one supporting staff costs from accounting fees to office expense resulted in an increase of office expense. Per website licensing agreement, the Company has to make a maintenance fee of $6,000 per month, $18,000 per quarter.

The Company has retained its interest in the Gladys Lake mineral property where the cost of retaining its interest is low. At the moment the Company has an interest in two businesses.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Income (loss) before other items	Net Income (loss) for the period	Net income (loss) per share (basic and diluted)
December 31, 2008	$NIL	$(52,507)	$(52,507)	$(0.00)
September 30, 2008	NIL	(172,512)	(172,512)	(0.00)
June 30, 2008	NIL	(104,941)	(104,941)	(0.01)
March 31, 2008	NIL	(66,331)	(66,331)	(0.00)
December 31, 2007	NIL	(175,072)	(175,072)	(0.01)
September 30, 2007	NIL	(88,308)	(88,308)	0.01
June 30, 2007	NIL	(338,609)	(338,609)	(0.02)
March 31, 2007	NIL	(94,890)	(94,890)	(0.01)

Liquidity and Capital Resources

At December 31, 2008, the Company had a working capital deficiency of $162,255 as compared to a deficiency of 109,994 at September 30, 2008.

During the year ended September 30, 2008, the Company retired loan interest of $36,250 by issuing 241,667 shares at a price of $0.15. In addition, the Company issued 2,366,817 of treasury stock for the settlement of debts of $294,686. In September 2007 a private placement was completed consisting of 3,000,000 units at $0.05 per unit, each unit consisting of one common share and one share purchase warrant to purchase one common share at $0.10 per share.

The Company needs to raise additional cash for working capital or other expenses to properly continue operations. We may encounter lower than anticipated opportunities to raise equity funding, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all. We have several share purchase warrants outstanding and we will endeavor to have some of these exercised.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended December 31, 2008

Sales and Marketing

There are no specific sales and marketing plans currently undertaken. The Company has recently found a mining property to explore, and may undertake some public relations campaigns. The Company is currently developing a marketing strategy.

Other Information

The Company has not entered into any off-balance sheet arrangements.

As at February 26, 2009, the Company had the following securities issued and outstanding:

Common shares	32,030,363
Share purchase options	1,800,000
Share purchase warrants	3,000,000

Subsequent Events

None

Transactions with Related Parties

The Company has incurred $18,000 (2007 - $18,000) in management fees to the President of the Company. The Company paid $NIL (2007 - $10,000) in consulting fees to a director. The Company has incurred accounting fees of $3,600 (2007 - $8,184) to an officer of the Company.

As at December 31, 2008, related party accounts payable and accrued liabilities was $51,365 (September 30, 2008 - $10,865). The amounts are non-interest bearing, unsecured, and due on demand. The transactions were in the normal course of business.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option-pricing model. The model requires that management make several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended December 31, 2008

Changes in Accounting Policies including Initial Adoption

Effective October 1, 2007, the Company adopted the new accounting standards for financial instruments including the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 "Financial Instruments - recognition and measurement", Section 3862 “Financial Instruments - disclosure and presentation”, Section 3863 "Financial Instruments -presentation" and Section 3865, “Hedges”. These standards have been applied prospectively.

The financial instruments standards established recognition and measurement criteria for financial assets, financial liabilities and financial derivatives. All financial instruments are required to be measured at fair value on initial recognition except in specific circumstances; changes in fair value in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available for sale”, “held-to-maturity”, “loans and receivables” or “other financial liabilities”.

“Held-for-trading” financial assets and financial liabilities are measured at fair value with changes in fair value recognized in earnings. “Available for sale” financial assets are measured at fair value, with changes in fair value recognized in other comprehensive income. “Held-to-maturity” financial assets and “loans and receivables” and “other financial liabilities” are measured at amortized cost. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

The Company has classified its cash and cash equivalents as “held for trading” financial assets.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance.

Derivatives embedded in other financial instruments must be separated and fair valued as separate derivatives under the new standard. The Company has not identified any derivatives nor embedded derivatives in any of its instruments.

The adoption of the new standards had no effect on opening deficit.

CICA Handbook Section 1530 "Comprehensive Income", requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the net assets of a company arising from transactions, events and circumstances not related to shareholders. The Company adopted, without restatement of prior periods, the recommendations included in this section as at October 1, 2007. The adoption of this accounting standard had no material impact on the financial results of the Company. For the year ended September 30, 2008 comprehensive loss was equal to net loss.

GLOBETECH VENTURES CORP.
Management Discussion and Analysis
For the Six Months Ended December 31, 2008

Effective October 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes.”. This new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective.

Financial Instruments and Other Instruments

The fair values of cash, GST refundable, accounts payable and accrued liabilities and loans payable approximate their carrying values due to the short term or demand nature of these instruments. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.